UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 11, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•              No agreement on KPN collective labour agreement, dated 11 November 2005.

Press release

Date
November 11, 2005
No agreement on KPN collective labour agreement	Number
052pe

KPN and the trades unions have failed to reach agreement on a new collective labour agreement. Trades union negotiators refused to accept the pension proposals. KPN’s final offer comprised a structural salary increase totalling 3% over 27 months, changes to pensions, as well as a 2% employer’s contribution to an employment lifetime saving scheme. KPN also wants the collective labour agreement to include measures to stimulate workforce mobility (‘mobility-CAO’), in other words encourage employees to actively look for another job. The trade unions will discuss the final offer with their membership.

An important part of the final offer is a range of retirement options, giving employees choices as to when to stop working. Employees will receive a 2% contribution to the employment lifetime saving scheme. Whilst KPN will also increase the retirement age to 65, it will also make improvements to pension provisions, meaning that employees will still be able to take early retirement. KPN has consistently argued that the retirement age needs to be increased to 65. KPN was prepared to return the savings that this would bring in full to the workforce. The trades unions have dug in on their demands for collective pension reparations.

KPN expects the ‘mobility-CAO’ to be instrumental in limiting the number of redundancies necessary in the coming years. In view of the considerable reduction in workforce that will occur at KPN over the coming years, as well as the fundamental technological changes taking place in the sector, employee mobility is of the greatest importance. Additional attractive bonuses will be made available for those who succeed in finding new employment quickly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 17, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel